Domestic Brands Inc.
Successor to Charles & Company
Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2017 and 2016
And the Nine Months Ended September 30, 2018
(Unaudited)

	Common Stock		Capital in Excess of Par Value	Retained Earnings (Deficit)	Total Shareholders' Equity
	Shares	Amount			
Balance, January 1, 2016		$ -	$ 10,000	$ (3,000)	$ 7,000
Owner distributions		-	-	(10,969)	(10,969)
Net income				3,993	3,993
Balance, December 31, 2016	-	-	10,000	(9,976)	24
Owner distributions				(15,453)	(15,453)
Net income				17,292	17,292
Balance, December 31, 2017	-	-	10,000	(8,137)	1,863
Owner distributions				(23,607)	(23,607)
Share issuance to founders	5,500,000	55	138		193
Net income				23,866	23,866
Balance, September 30, 2018	5,500,000	$ 55	$ 10,138	$ (7,878)	$ 2,315